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                             June 10, 2021

       Santiago Figuereo
       Chief Executive Officer
       Stagewood Consortium, Inc.
       5200 Blue Lagoon Drive, Suite 235
       Miami, Florida 33126

                                                        Re: Stagewood
Consortium, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed June 7, 2021
                                                            File No. 024-11544

       Dear Mr. Figuereo:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

             Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal
       Branch Chief, at (202) 551-3453 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              James Dodrill, Esq.